SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2008
Shaw Communications Inc.

(Translation of registrant’s name into English)
Suite 900, 630 — 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
     Form 20-F  ☐      Form 40-F  ☒
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes  ☐      No  ☒
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:	March 17, 2008 Shaw Communications Inc.

By:	/s/ Steve Wilson
Steve Wilson
Sr. V.P., Chief Financial Officer Shaw Communications Inc.

NEWS RELEASE
SHAW PROVIDES FURTHER COMMENT REGARDING WIRELESS
SPECTRUM AUCTION
Calgary, Alberta (March 14, 2008) — Shaw Communications Inc announced today that it has filed a $400 million financial deposit with Industry Canada in connection with the upcoming Auction for Spectrum Licences for Advanced Wireless Services (“AWS”).
The financial deposit, in conjunction with the application Shaw previously filed, is a function of eligibility requirements and auction rules as set out by Industry Canada. In that regard, Shaw’s deposit is intended to provide maximum flexibility in the auction process. The Company plans to bid on licences as it deems appropriate and cautions against speculation drawing direct correlation about its deposit and its ultimate intention regarding the possible purchase of licences.
Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Star Choice). The Company serves 3.3 million customers, including approximately 1.5 million Internet and 400,000 residential Digital Phone customers, through a reliable and extensive network, which comprises over 575,000 kilometres of fibre. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX — SJR.B, NYSE — SJR).

For further information, please contact:
Shaw Investor Relations
investor.relations@sjrb.ca